Ernst & Young LLP 221 East 4th Street Suite 2900 Cincinnati, OH 45202	Tel: +1 513 612 1400 www.ey.com

April 4, 2025

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 99.3 to Form N-CSR dated April 4, 2025 of Capitol Series Trust and are in agreement with the statements contained in the Changes in and Disagreement with Accountants section included on page 16 of the Annual Financial Statements and Additional Information of the Fairlead Tactical Sector ETF and page 19 of the Annual Financial Statements and Additional Information of the Reynders, McVeigh, Core Equity Fund and the statements included in the Changes in and Disagreements with Accountants section of the Annual Shareholder Reports. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,

/s/ Ernst & Young LLP

Cincinnati, OH